Exhibit 99.1

Creative Global Technology Holdings Limited

A company incorporated in the Cayman Islands with registered number 396682

(the Company)

Written resolutions of all of the directors of the Company dated __28_ May 2026

1	Disclosure of interests

1.1	By signing these resolutions, each director of the Company (a Director, together the Directors) confirms that he has properly and duly disclosed all of his interests as required to be disclosed to the board of Directors of the Company (the Board) in relation to all matters being resolved herein pursuant to the second amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 10 March 2025 (the Existing M&A) and/or otherwise required by any applicable law.

2	Variation of Class B Ordinary Shares Rights, Share Restructuring, and Adoption of New M&A

2.1	IT IS NOTED THAT:

(a)	the authorised share capital of the Company is US$2,000,000 divided into 1,900,000,000 Class A ordinary shares of par value of US$0.001 each and 100,000,000 Class B ordinary shares of par value of US$0.001 each, and as of the date hereof, the Company has an aggregate of 17,225,000 Class A ordinary shares and 8,500,000 Class B ordinary shares in issue and outstanding, with par value of US$0.001 each;

(b)	the Company has proposed to increase the votes that each Class B ordinary shares is entitled to from 20 votes to 100 votes and to remove the dividend rights attached to the Class B ordinary shares (the Variation of Class B Ordinary Shares Rights); and the vote each Class A ordinary share is entitled to shall remain 1 vote and the dividend rights attached to the Class A ordinary shares under the Existing M&A shall remain unchanged;

(c)	according to Article 2.10 the Existing M&A, the rights attaching to the Class B ordinary shares may only be varied if one of the following applies:

(i)	the members holding not less than two-thirds of the issued Class B ordinary shares consent in writing to the variation; or

(ii)	the variation is made with the sanction of a special resolution passed at a separate general meeting of the members holding the issued Class B ordinary shares;

(d)	the Company has further proposed to restructure the authorised share capital of the Company by taking the following steps (the Share Restructuring):

(i)	increasing its authorised share capital from US$2,000,000 divided into 1,900,000,000 Class A ordinary shares of par value of US$0.001 each and 100,000,000 Class B ordinary shares of par value of US$0.001 each to US$90,000,000 divided into 85,500,000,000 Class A ordinary shares of par value of US$0.001 each and 4,500,000,000 Class B ordinary shares of par value US$0.001 each (the Increase of Authorised Share Capital); and

(ii)	immediately thereafter, reducing the authorised share capital of the Company from US$90,000,000 divided into 85,500,000,000 Class A ordinary shares of par value of US$0.001 each and 4,500,000,000 Class B ordinary shares of par value US$0.001 each to US$900,000 divided into 85,500,000,000 Class A ordinary shares of par value of US$0.00001 each (the Class A Ordinary Shares) and 4,500,000,000 Class B ordinary shares of par value US$0.00001 each (the Class B Ordinary Shares) (the Share Capital Reduction).

2.2	IT IS FURTHER NOTED THAT, for the purposes of the Share Capital Reduction, the Board shall executed a solvency statement in accordance with section 14A of the Companies Act (Revised) of the Cayman Islands (the Solvency Statement).

2.3	IT IS FURTHER NOTED THAT, as a consequence of the Variation of Class B Ordinary Shares Rights and the Share Restructuring set out in paragraphs (b) and (d) above, the Company has proposed to amend the Existing M&A in order to reflect the Share Restructuring and to set out the rights and obligations attached to the Class A Ordinary Shares and the Class B Ordinary Shares, respectively. A copy of the draft third amended and restated memorandum and articles of association (the New M&A) has been made available to shareholders for review.

2.4	IT IS RESOLVED THAT:

(a)	subject to and conditional upon all requisite consents of holders of Class B ordinary shares being obtained and subject to the approval of the shareholders of the Company by way of a special resolution, the Variation of Class B Ordinary Shares Rights be and is hereby approved;

(b)	subject to the approval of the shareholders of the Company by way of an ordinary resolution, the Increase of Authorised Share Capital be and hereby is approved;

(c)	subject to and conditional upon approval of the shareholders of the Company for the Increase of Authorised Share Capital and subject to the approval of the shareholders of the Company by way of a special resolution, the Share Capital Reduction be and is hereby approved, such that the authorized share capital of the Company shall become US$900,000 divided into 85,500,000,000 Class A Ordinary Shares of par value of US$0.00001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.00001 each;

(d)	the Solvency Statement in its attached form be and hereby is approved and each of the Directors hereby states that he has made a full inquiry into the affairs of the Company and that, having done so, he believes that the Company is, at the date of this statement, able to pay its debts as they fall due in the ordinary course of business and that commencing on the date of the Solvency Statement and during the year immediately following the date of the Solvency Statement the Company will be able to pay its debts as they fall due in the ordinary course of business;

(e)	the Solvency Statement be executed in its attached form by all of the Directors;

(f)	subject to and conditional upon approval of the shareholders of the Company for the Variation of Class B Ordinary Shares Rights and the Share Restructuring (including the Increase of Authorised Share Capital and the Share Capital Reduction) and subject to the approval of the shareholders of the Company by way of a special resolution, the New M&A be and hereby is approved and adopted as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the Existing M&A in its entirety;

(g)	subject to and conditional upon approval of the shareholders of the Company for paragraph (d) above, the registered office provider of the Company be and is hereby authorized and instructed to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Restructuring, the adoption of the New M&A and the passing of the relevant ordinary and special resolutions; and the transfer agent be and is hereby authorized to update the shareholder lists of the Company to reflect the Share Restructuring.

3	Proposed share consolidation

3.1	IT IS RESOLVED THAT, subject to the approval of the shareholders of the Company by way of ordinary resolutions:

(a)	the consolidation of up to five (5) share consolidations (each a Share Consolidation, and collectively the Shares Consolidations) of the Company’s issued and unissued ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) in the range of a ratio of up to 1:1500, to be effected at the discretion of, and on such date or dates to be determined by the Board in its sole discretion within two (2) years following the date of obtaining the requisite shareholder approval be and hereby is approved, with such Share Consolidation or Share Consolidations to be effected on a proportionate basis as between the Class A Ordinary Shares and the Class B Ordinary Shares, and with any fractional shares resulting therefrom to be dealt with in such manner as may be approved by the shareholders of the Company or otherwise determined by the Board to the extent permitted by the then existing amended and restated memorandum and articles of association of the Company and applicable law; and

(b)	in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidations, if so determined by the Board in its sole discretion, the Board be and is hereby authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidations, including but without prejudice to the generality of the foregoing by capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued ordinary shares to be issued to shareholders of the Company to round up any fractions of ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidations.

4	Convening of an extraordinary general meeting of the Company and meeting of the holders of Class B Ordinary Shares

4.1	IT IS NOTED THAT the Board proposes to convene (i) an extraordinary general meeting of the Company (the EGM) and (ii) a meeting of the holders of Class B ordinary shares (the Class B Meeting) on 12 June 2026 at 9 a.m., U.S. Eastern time (12 June 2026 at 9:00 p.m., Hong Kong time), at Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, People’s Republic of China for the purpose of considering, and if thought fit, passing and approving the following resolutions:

(a)	“RESOLVED as a special resolution of the shareholders of the Company that, subject to and conditional upon all requisite consents of holders of Class B Ordinary Shares being obtained, the increase of the voting rights attached to each Class B Ordinary Share of par value US$0.001 each from twenty (20) votes per share to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company be and hereby is approved (the Variation of Class B Ordinary Shares Rights);

(b)	RESOLVED as an ordinary resolution of the shareholders of the Company that, the increase of the authorized share capital of the Company from US$2,000,000 divided into 1,900,000,000 Class A Ordinary Shares of par value US$0.001 each and 100,000,000 Class B Ordinary Shares of par value US$0.001 each, to US$90,000,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.001 each be and hereby is approved (the Increase of Share Capital);

(c)	RESOLVED as a special resolution of the shareholders of the Company that, conditional upon approval by the shareholders of the Increase of Share Capital and subject to the directors of the Company making the requisite solvency statement in accordance with the Companies Act (As Revised) of the Cayman Islands and the filing and registration of the same, together with the minute of reduction, with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (As Revised) of the Cayman Islands, the reduction of the Company’s authorized share capital from (i) US$90,000,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.001 each, to (ii) US$900,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.00001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.00001 each, by reducing the par value of each issued and unissued share, and that the amount by which the issued share capital is reduced shall be credited to the share premium account of the Company be and hereby is approved (the Share Capital Reduction);

(d)	RESOLVED as a special resolution of the shareholders of the Company that, conditional upon approval by the shareholders of the Variation of Class B Ordinary Shares Rights, the Increase of Share Capital and the Share Capital Reduction, the Third Amended and Restated Memorandum and Articles of Association of the Company be and hereby is approved and adopted with immediate effect, in substitution for, and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company and the registered office provider of the Company be and is hereby authorized and instructed to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Increase of Share Capital, the Share Capital Reduction and the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company and the passing of the relevant ordinary and special resolutions; and the transfer agent of the Company be and is hereby authorized to update the shareholder lists of the Company in connection with the Increase of Share Capital and the Share Capital Reduction; and

(e)	RESOLVED as an ordinary resolution of the shareholders of the Company that,

(i)	up to five (5) share consolidations (each a Share Consolidation, and collectively the Shares Consolidations) of the Company’s issued and unissued ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) in the range of a ratio of up to 1:1500, to be effected at the discretion of, and on such date or dates to be determined by the Board in its sole discretion within two (2) years following the date of obtaining the requisite shareholder approval be and hereby is approved, with such Share Consolidation or Share Consolidations to be effected on a proportionate basis as between the Class A Ordinary Shares and the Class B Ordinary Shares, and with any fractional shares resulting therefrom to be dealt with in such manner as may be approved by the shareholders or otherwise determined by the Board to the extent permitted by the then existing amended and restated memorandum and articles of association of the Company and applicable law; and

(ii)	in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidations, if so determined by the Board in its sole discretion, the Board be and is hereby authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidations, including but without prejudice to the generality of the foregoing by capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued ordinary shares to be issued to shareholders of the Company to round up any fractions of ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidations.

(f)	RESOLVED as a special resolution of the holders of Class B Ordinary Shares the Company that, insofar as the same constitutes a variation or abrogation of the rights attached to the Class B Ordinary Shares, the increase of voting rights of Class B Ordinary Shares, the removal of the dividend rights attached to the Class B Ordinary Shares, and the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company, in each case as contemplated by the resolutions to be passed at the EGM be and hereby are approved.”

4.2	The proxy statement for the EGM and the Class B Meeting and the notice convening the EGM and the Class B Meeting (the Proxy Statement and Notice of Meeting) and the proxy card in connection with the EGM and the Class B Meeting (the Proxy Card) have been previously provided to and reviewed and considered in detail by the Directors.

4.3	IT IS FURTHER NOTED THAT pursuant to Article 10.16 of the Existing M&A, the Board may determine that the members entitled to receive notice of, attend and vote at a meeting are those persons entered on the register of members at the close of business on a day determined by the Board. It is proposed for the purposes of the proposed EGM and the Class B Meeting, such date shall be set as of the close of business on 27 May 2026 (the Record Date).

4.4	IT IS RESOLVED THAT:

(a)	the Board hereby approves all resolutions to be brought for a vote at the EGM and the Class B Meeting as set out in the Proxy Statement and Notice of Meeting;

(b)	the Record Date be set as on 27 May 2026 for the purposes of the proposed EGM and Class B Meeting;

(c)	the EGM and the Class B Meeting be convened in accordance with the Proxy Statement and Notice of Meeting for the purpose of considering, and if thought fit, passing the ordinary resolutions and the special resolutions of the Company and the holders of the Class B Ordinary Shares as set out in the Proxy Statement and Notice of Meeting and the Board hereby unanimously recommends that the shareholders and the holders of the Class B Ordinary Shares vote “FOR” for each resolution as set forth in the Proxy Statement and Notice of Meeting;

(d)	shareholders of each voting share of record as of close of business on the Record Date shall be entitled to attend and vote on all matters presented at the EGM and the Class B Meeting in accordance with the Existing M&A;

(e)	any Director and/or officer of the Company be authorized for and on behalf of the Company to sign, issue and arrange for delivery of the Proxy Statement and Notice of Meeting and the Proxy Card to every member of the Company having the right to attend and vote at the EGM and the Class B Meeting based on the Record Date (and to make any amendments to the form of the Proxy Statement and Notice of Meeting and the Proxy Card as he, in his absolute discretion, considers necessary or desirable) in accordance with the Existing M&A; and

(f)	any Director and/or officer of the Company be authorized and directed, by and on behalf of the Company, to execute and deliver, or to cause to be executed and delivered all such other agreements, instruments, certificates and other documents and undertakings, including any amendments, modifications, supplements, extensions and/or replacements thereto or thereof; to make, or cause to be made, all such payments, filings and registrations; to obtain, or cause to be obtained, all such consents, waivers and approvals; and to do and perform, or cause to be done and performed, all such other actions, as any such Director and/or officer may deem necessary, desirable or appropriate, to convene and conduct the EGM and the Class B Meeting and any other transactions contemplated by these resolutions.

5	General Authorization

5.1	IT IS RESOLVED THAT, in connection with or to carry out the actions contemplated by the foregoing resolutions, any Director, officer or (if applicable) any attorney or duly authorized signatory of the Company (any such person being an Attorney or Authorized Signatory respectively) be, and such other persons as are authorized by any of them be, and each hereby is, authorized, in the name and on behalf of the Company, to do such further acts and things as any Director or officer or Attorney or Authorised Signatory or such duly authorized other person shall deem necessary or appropriate, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to sign, make, execute, deliver, issue or file (or cause to be signed, made, executed, delivered, issued or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents or waivers and all amendments to any such agreements, documents, instruments, certificates, consents or waivers and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable in order to carry out the intent of the foregoing resolutions, the authority for the doing of any such acts and things and the signing, making, execution, delivery, issue and filing of such of the foregoing to be conclusively evidenced thereby.

6	Ratification

6.1	IT IS RESOLVED THAT any and all actions heretofore or hereafter taken by any of the Directors or officer or Attorney or Authorised Signatory or such duly authorized other person in accordance with the foregoing resolutions or in furtherance of the purpose and intent thereof, and the taking of any other action described in or relating to any matter described in the preliminary statements to these resolutions, are hereby reaffirmed and ratified and approved in all respects.

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